PINE GROVE ALTERNATIVE INSTITUTIONAL FUND
Three Canal Plaza, Suite 600
Portland, Maine 04101
(207) 347-2000

April 9, 2019

Office of Registration and Reports
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Pine Grove Alternative Institutional Fund File Nos. 333-189791 and 811-22860 (the "Trust")

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  (i) a copy of  the Trust’s Investment Company Bond No. 596662871 (the “Bond”);  and (ii) a copy of the resolutions unanimously approved by the members of the Board of Trustees of the Trust, including those who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

The Trust has paid a premium of $1,750 for the Bond for the period April 1, 2019 through April 1, 2020.

Respectfully submitted,

/s/ Gino Malaspina
Gino Malaspina, Esq.
Secretary of the Trust